Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	State of Incorporation/ Organization

SeaCube Container Holdings Ltd.	Bermuda
SeaCube Container Investment LLC	Delaware
SeaCube Operating Company Ltd.	Bermuda
Container Leasing International LLC. (d/b/a SeaCube Containers, LLC)	New York
CLI Funding LLC	Delaware
CLI Funding II LLC	Delaware
CLI Funding III LLC	Delaware
CLI Funding IV LLC	Delaware
CLI Funding V LLC	Delaware
CLI Domestic and Resale Group, LLC (d/b/a Seacastle Trading LLC)	Delaware
SeaCube Leasing International, Inc.	Delaware
SeaCube Container Leasing International, Inc.	Delaware
CLI Domestics & Resale (Europe) ApS (d/b/a/ Seacastle Trading (Europe) ApS	Denmark
SeaCube Containers (Hong Kong) Limited	Hong Kong
SeaCube Containers (Taiwan) LLC	Delaware